Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-253773

Arrow Electronics, Inc.

Pricing Term Sheet
November 16, 2021

$500,000,000 2.950% Notes due 2032

Issuer:	Arrow Electronics, Inc.
Trade Date:	November 16, 2021
Settlement Date*:	December 1, 2021 (T+10)
Ratings**:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title	2.950% Notes due 2032
Principal Amount:	$500,000,000
Maturity:	February 15, 2032
Coupon:	2.950% per annum, accruing from December 1, 2021
Price to Public:	99.758%
Yield to Maturity:	2.978%
Spread to Benchmark Treasury:	T+135 bps
Benchmark Treasury:	1.375% due November 15, 2031
Benchmark Treasury Spot/Yield:	97-21+ / 1.628%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022
Redemption:
Make-Whole Call:	Prior to November 15, 2031, at T+25 basis points
Par Call:	On or after November 15, 2031 (three months prior to maturity), at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	The Issuer expects to use a portion of the net proceeds from this offering to redeem all of its outstanding 3.500% notes due 2022. Pending such application of the net proceeds, the Issuer may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments. The Issuer may apply the remaining net proceeds for general corporate purposes, which may include acquisitions or the repayment of other indebtedness, including the repurchase or redemption of any existing notes. The use of proceeds disclosure in the final prospectus supplement for this offering will be updated accordingly.
CUSIP/ISIN:	04273WAC5 / US04273WAC55
Joint Book-Running Managers:	BofA Securities, Inc.
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
SMBC Nikko Securities America, Inc.
Co-Managers:	ING Financial Markets LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Danske Markets Inc.
Loop Capital Markets LLC
Santander Investment Securities Inc.
Standard Chartered Bank

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*Note: We expect to deliver the Notes against payment for the Notes on the tenth business day following the pricing of the Notes (T+10). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on any day prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322; BNP Paribas Securities Corp. at 1-800-854-5674; Goldman Sachs & Co. LLC at 1-866-471-2526 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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